UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 18, 2018

BYLINE BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-38139	36-3012593
(Commission File Number)	(I.R.S. Employer Identification No.)

180 North LaSalle Street, Suite 300 Chicago, Illinois	60601
(Address of Principal Executive Offices)	(Zip Code)

(773) 244-7000

Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

A special meeting of stockholders of Byline Bancorp, Inc. (“Byline”) was held on April 18, 2018. Two proposals were presented to Byline’s stockholders at the special meeting. The results of the stockholder vote on the proposals were as follows:

1.) To approve the issuance of shares of Byline’s common stock in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of November 27, 2017, by and among Byline, Wildcat Acquisition Corporation, a wholly owned subsidiary of Byline, and First Evanston Bancorp, Inc. (the “Byline Share Issuance Proposal”):

Number of Shares Voted “For”	Number of Shares Voted “Against”	Abstentions	Broker Non-Votes
25,501,495	1,370	20,294	0

2.) To approve one or more adjournments of the special meeting, if necessary or appropriate, including to permit further solicitation if an insufficient number of votes are cast to approve the Byline Share Issuance Proposal:

Number of Shares Voted “For”	Number of Shares Voted “Against”	Abstentions	Broker Non-Votes
25,362,450	71,544	89,165	0

Item 8.01.	Other Events.

On April 18, 2018, Byline issued a press release announcing that it has received regulatory approval from the Illinois Department of Financial and Professional Regulation for the acquisition of First Bank & Trust by Byline Bank. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release of Byline Bancorp, Inc., dated April 18, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BYLINE BANCORP, INC.

Date: April 18, 2018	By:	/s/ Alberto J. Paracchini
	Name:	Alberto J. Paracchini
	Title:	President and Chief Executive Officer

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